                        SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT

        Pursuant to Section 15(d) of the Securities Exchange Act of 1934

                   For the fiscal year ended December 31, 2000

              THE LINCOLN NATIONAL LIFE INSURANCE COMPANY AGENTS'
                         SAVINGS AND PROFIT-SHARING PLAN
                            (Full title of the Plan)

                     [Current Registration Number 33-04711]

                          Lincoln National Corporation
                               Centre Square West
                         1500 Market Street, Suite 3900
                             Philadelphia, PA 19102

                 (Name of Issuer and principal executive office)

                                    Form 11-K
               The Lincoln National Life Insurance Company Agents'
                         Savings and Profit-Sharing Plan

                                TABLE OF CONTENTS

Facing Sheet

Financial Statements

Signature

                              Financial Statements


                            THE LINCOLN NATIONAL LIFE
                            INSURANCE COMPANY AGENTS'
                         SAVINGS AND PROFIT-SHARING PLAN


                  Years ended December 31, 2000, 1999 and 1998
                       with Report of Independent Auditors

                   THE LINCOLN NATIONAL LIFE INSURANCE COMPANY
                     AGENTS' SAVINGS AND PROFIT-SHARING PLAN

                              FINANCIAL STATEMENTS


                  Years ended December 31, 2000, 1999 and 1998




                                    CONTENTS



Report of Independent Auditors................................................1


Audited Financial Statements

Statements of Net Assets Available for Plan Benefits..........................2
Statements of Changes in Net Assets Available for Plan Benefits...............3
Notes to Financial Statements.................................................4

                         REPORT OF INDEPENDENT AUDITORS




Lincoln National Corporation Benefits Investment Committee
Lincoln National Corporation

We have audited the accompanying statements of net assets available for plan benefits of The Lincoln National Life Insurance Company Agents' Savings and Profit-Sharing Plan as of December 31, 2000 and 1999, and the related statements of changes in net assets available for plan benefits for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 2000 and 1999, and the changes in its net assets available for plan benefits for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.



/s/ Ernst & Young LLP


Philadelphia, Pennsylvania
March 23, 2001

                   THE LINCOLN NATIONAL LIFE INSURANCE COMPANY
                     AGENTS' SAVINGS AND PROFIT-SHARING PLAN

              Statements of Net Assets Available for Plan Benefits


                                                                    DECEMBER 31
                                                              2000               1999
                                                              ----               ----
ASSETS
Investments:
 Common stock--Lincoln National Corporation
    (cost: 2000--$45,873,945; 1999--$41,814,475)     $  78,539,365      $  64,456,840

 Wells Fargo Bank Short-Term Investment Fund             2,234,371          1,924,477

 Pooled separate accounts--The Lincoln National
    Life Insurance Company Separate Accounts
    (cost: 2000--$64,616,191; 1999--$50,297,271)        91,271,829         88,733,386

 Investment contracts --
    The Lincoln National Life Insurance Company         13,019,228         12,740,236

 Participant loans                                       5,623,043          5,906,107
                                                     -------------      -------------
                                                       190,687,836        173,761,046

Accrued interest receivable                                      -             10,965

Cash and invested cash (deficit)                          (200,272)          (340,844)

Contributions receivable from Employer companies        10,433,284          4,476,358
                                                     -------------      -------------

Net assets available for plan benefits               $ 200,920,848      $ 177,907,525
                                                     =============      =============



See accompanying notes.

                   THE LINCOLN NATIONAL LIFE INSURANCE COMPANY
                     AGENTS' SAVINGS AND PROFIT-SHARING PLAN

         Statements of Changes in Net Assets Available for Plan Benefits


                                                                              YEAR ENDED DECEMBER 31
                                                                    2000               1999               1998
                                                                    ----               ----               ----
Investment income:
  Cash dividends--Lincoln National Corporation             $   2,028,687      $   1,687,397      $   1,639,615

Interest:
  The Lincoln National Life Insurance Company                    933,730            824,582            653,432
  Other                                                          499,724            495,956            342,801
                                                           -------------      -------------      -------------
                                                               1,433,454          1,320,538            996,233
                                                           -------------      -------------      -------------
                                                               3,462,141          3,007,935          2,635,848
Net realized gain on sale, distribution and
 forfeitures of investments:
  Common stock--Lincoln National Corporation                   5,437,923          6,821,567          2,636,667

  Pooled separate accounts--The Lincoln National
    Life Insurance Company Separate Accounts                   5,757,246          5,564,689          2,122,479
                                                           -------------      -------------      -------------
                                                              11,195,169         12,386,256          4,759,146

Net unrealized (depreciation) appreciation
 of investments                                               (1,757,421)         3,941,598          8,990,405
Contributions:
  Participants                                                 9,893,688         12,044,177         11,249,342
  Employer companies
    (net of forfeitures; 2000--$24,871;
    1999--$13,076; 1998--$18,660)                             11,852,039          5,829,738          4,436,110
                                                           -------------      -------------      -------------
                                                              21,745,727         17,873,915         15,685,452

Distributions to participants                                (11,536,259)       (14,645,718)       (11,405,338)
Administrative expenses                                          (96,034)          (107,948)          (100,648)
                                                           -------------      -------------      -------------
Net increase in net assets available for plan benefits        23,013,323         22,456,038         20,564,865

Net assets available for plan benefits
  at beginning of the year                                   177,907,525        155,451,487        134,886,622
                                                           -------------      -------------      -------------

Net assets available for plan benefits
  at end of the year                                       $ 200,920,848      $ 177,907,525      $ 155,451,487
                                                           =============      =============      =============


See accompanying notes.

                   THE LINCOLN NATIONAL LIFE INSURANCE COMPANY
                     AGENTS' SAVINGS AND PROFIT-SHARING PLAN

                          Notes to Financial Statements



1. SIGNIFICANT ACCOUNTING POLICIES

INVESTMENTS

The investment in Lincoln National Corporation ("LNC") common stock is valued at the last reported sales price per the national securities exchange on the last business day of the year.

The Wells Fargo Bank Short-Term Investment Fund is valued at cost which approximates fair value.

The fair value of participation units in pooled separate accounts is based on quoted redemption value on the last business day of the year.

The investment contracts are valued at contract value as estimated by The Lincoln National Life Insurance Company ("Lincoln Life"). Contract value represents net contributions plus interest at the contract rate. The contracts are fully benefit responsive.

Participant loans are valued at their outstanding balances which approximate fair value.

The cost of investments sold, distributed or forfeited is determined using the specific identification method.

USE OF ESTIMATES

Preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.


2. DESCRIPTION OF THE PLAN

The Lincoln National Life Insurance Company Agents' Savings and Profit-Sharing Plan ("Plan") is a contributory, defined contribution plan which covers eligible agents of Lincoln Life and agents and employees of Sagemark Consulting, Inc. ("Sagemark"). Any person who is a full-time agent of Lincoln Life or is an agent or employee of Sagemark is eligible to enroll in the Plan. Lincoln Life and Sagemark are the employer companies ("Employer") contributing to the Plan. A participant may make pre-tax contributions at a rate of at least 1%, but not more than 15% of eligible earnings, up to a maximum annual amount as determined and adjusted annually by the Internal Revenue Service ("IRS").

Participants direct the Plan to invest their contributions in any combination of the investment options as described in Note 4. Participants can direct the investment of Employer contributions, but only after the contributions have been in the Plan for two years following the date the last contribution for the plan year was contributed.

                   THE LINCOLN NATIONAL LIFE INSURANCE COMPANY
                     AGENTS' SAVINGS AND PROFIT-SHARING PLAN

                    Notes to Financial Statements (continued)


2. DESCRIPTION OF THE PLAN (CONTINUED)

Employer contributions to the Plan are based on an amount equal to a participant's contributions, not to exceed 6% of eligible earnings, multiplied by a percentage, ranging from 25% to 150%, which varies based on LNC's operating income. Effective January 1, 2001, the Employer match on eligible participants' contributions will be 50% to 150%, which varies based on LNC's operating income. In 1998, the Board of Directors of Lincoln Life approved a provision that provided an additional match up to 50% for the 2000 Plan year based on the Company's achieving a certain level of earnings over the three-year period from 1998 through 2000. During 2000, the Employer contribution to the Plan matched 200% of participant contributions up to 6% of eligible earnings.

Employer contributions are invested in the LNC Common Stock Fund. Participants' contributions are fully vested. Employer contributions vest based upon years of service as defined in the Plan agreement as follows:

         Years of Service                Percent Vested
         ----------------                --------------
         1                                           0%
         2                                          50%
         3 or more                                 100%

The Employer has the right to discontinue contributions at any time and terminate the Plan. In the event of termination of the Plan, all amounts allocated to participants' accounts shall become vested.

The Plan allows loans to participants in amounts up to 50% of the vested account value to a maximum of $50,000 but not more than the total value of the participant's accounts excluding Employer contributions that haven't been in the Plan for two full years, less the highest outstanding loan balance in the previous twelve month period.

Upon termination of service due to disability or retirement, a participant or beneficiary, in case of the participant's death, may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments over a five-year period. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Each participant's account is credited with the participant's contributions, matching contributions from the Employer and allocations of Plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Forfeited non-vested amounts are used to reduce future Employer contributions.

                   THE LINCOLN NATIONAL LIFE INSURANCE COMPANY
                     AGENTS' SAVINGS AND PROFIT-SHARING PLAN

                    Notes to Financial Statements (continued)

3. INVESTMENTS

The following is a summary of assets held for investment:

                                                       DECEMBER 31, 2000                      DECEMBER 31, 1999
                                                       -----------------                      -----------------
                                                   NUMBER OF                              NUMBER OF
                                               SHARES, UNITS             FAIR         SHARES, UNITS             FAIR
                                                OR PAR VALUE            VALUE          OR PAR VALUE            VALUE
                                               -------------            -----         -------------            -----
QUOTED MARKET VALUES:
Common stock--LNC                                  1,660,013     $ 78,539,365*            1,611,421     $ 64,456,840*
Pooled separate account investment
contracts underwritten by Lincoln Life:
  Government Bond Fund                           257,525.826          497,171           308,756.794          539,932
  Core Equity Fund                             1,155,367.432       16,246,966*        1,326,200.262       20,773,412*
  Medium Capitalization Equity Fund              906,700.415       15,885,307*          898,103.437       16,082,430*
  Short-Term Fund                              1,939,132.104        6,634,221         2,402,789.272        7,731,626
  Government/Corporate Bond Fund                 165,954.947        1,051,874           190,823.533        1,089,109
  Large Capitalization Equity Fund             1,422,163.101       16,792,278*        1,374,932.455       17,868,439*
  Balanced Fund                                  254,007.480        1,749,030           273,746.508        1,883,688
  High Yield Bond Fund                           567,058.417        1,464,393           478,729.171        1,206,774
  Small Capitalization Equity Fund             1,596,788.029       12,198,448*        1,289,866.133       10,577,034*
  Value Equity Fund                            1,873,246.634        4,200,255         2,046,160.900        4,880,194
  International Equity Fund                      913,942.872        5,664,549           989,828.346        6,100,748
  Conservative Balanced Fund                      52,987.871           90,099
  Aggressive Balanced Fund                        30,066.095           63,818
  Delaware Growth & Income Fund                   80,413.940          136,781
  Deutsche VIT Equity 500
    Index Fund                                   602,473.830          631,141
  VIP II Contrafund                              787,371.635          842,492
  Janus Fund                                   1,350,095.553        2,722,037
  Mid-Cap Value Fund                             431,397.903          440,072
  Social Awareness Fund                           56,370.348           57,667
  T Rowe Price International
    Equity Fund                                  519,929.570          682,160
  Global Growth Fund                           1,448,310.536        1,756,326
  Delaware Global Bond Fund                       30,319.549           34,537
  Mid-Cap Growth Fund                            919,000.791        1,247,036
  Deutsche VIT Small Cap Index Fund              163,472.034          183,171
                                                                 ------------                           ------------
                                                                   91,271,829                             88,733,386
CONTRACT VALUE:
Investment contracts
  underwritten by Lincoln Life                    13,019,228       13,019,228*           12,740,236       12,740,236*
ESTIMATED VALUES:
Wells Fargo Bank short-term
  investment fund                                  2,234,371        2,234,371             1,924,477        1,924,477

Participant loans                                  5,623,043        5,623,043             5,906,107        5,906,107
                                                                 ------------                           ------------
Total investments                                                $190,687,836                           $173,761,046
                                                                 ============                           ============

* Investments that represent 5% or more of the fair value of net assets available for benefits as of the indicated date.

                   THE LINCOLN NATIONAL LIFE INSURANCE COMPANY
                     AGENTS' SAVINGS AND PROFIT-SHARING PLAN

                    Notes to Financial Statements (continued)


3. INVESTMENTS (CONTINUED)

Net realized gain on sale, distribution and forfeitures of investments is summarized as follows:

                                                                  YEAR ENDED DECEMBER 31
                                                         2000              1999              1998
                                                         ----              ----              ----
COMMON STOCK:
 Proceeds from disposition of stock              $ 11,119,267      $ 11,207,528      $  4,297,217
 Cost of stock disposed                             5,681,344         4,385,961         1,660,550
                                                 ------------      ------------      ------------
 Net realized gain on sale, distribution and
   forfeitures of common stock                   $  5,437,923      $  6,821,567      $  2,636,667
                                                 ============      ============      ============

POOLED SEPARATE ACCOUNTS:
 Proceeds from disposition of units              $ 40,023,820      $ 42,965,562      $ 28,814,807
 Cost of units disposed                            34,266,574        37,400,873        26,692,328
                                                 ------------      ------------      ------------
 Net realized gain on sale, distribution and
   forfeitures of pooled separate accounts       $  5,757,246      $  5,564,689      $  2,122,479
                                                 ============      ============      ============

The net change in unrealized appreciation (depreciation) of investments in total and by investment classification as determined by quoted market price is summarized as follows:

                                                                  YEAR ENDED DECEMBER 31
                                                         2000              1999              1998
                                                         ----              ----              ----
Fair value in excess of cost:
  At beginning of the year                       $ 61,078,483      $ 57,136,885      $ 48,146,480

  At end of the year                               59,321,062        61,078,483        57,136,885
                                                 ------------      ------------      ------------

Change in net unrealized appreciation
  (depreciation) of investments                  $ (1,757,421)     $  3,941,598      $  8,990,405
                                                 ============      ============      ============


Common stock                                     $ 10,023,055      $ (8,408,405)     $    471,672
Pooled separate accounts                          (11,780,476)       12,350,003         8,518,733
                                                 ------------      ------------      ------------
Change in net unrealized appreciation
  (depreciation) of investments                  $ (1,757,421)     $  3,941,598      $  8,990,405
                                                 ============      ============      ============

The investment contracts (Guaranteed Fund) earned an average interest rate of approximately 6.26%, 6.22%, and 6.45% in 2000, 1999, and 1998 respectively. The credited interest rates for new contributions, which approximate the current market rate, were 6.75% and 6.50% at December 31, 2000 and 1999, respectively. The rate on new contributions is guaranteed through the three succeeding calendar year quarters. The credited interest rates for the remaining contract value balance were 6.25% and 6.25% at December 31, 2000 and 1999, respectively, and are determined based upon the performance of the Lincoln Life's general account. The credited interest rates change at least quarterly. The minimum guaranteed rate is 4.50% for the first 5 contract years, 4.00% for years 6-10 and 3.50% following year 10. The guarantee is based on Lincoln Life's ability to meet its financial obligations from the general assets of Lincoln Life. The fair value of the investment contracts approximates contract value.

                   THE LINCOLN NATIONAL LIFE INSURANCE COMPANY
                     AGENTS' SAVINGS AND PROFIT-SHARING PLAN

                    Notes to Financial Statements (continued)

4. INVESTMENT OPTIONS

The detail of the net assets available for plan benefits by investment option is as follows:

                               INVESTMENT OPTIONS

DECEMBER 31, 2000                        TOTAL        1             2             3             4             5            6
ASSETS
Investments:
  Common stock                    $ 78,539,365   $78,539,365
  Short-term investment fund         2,234,371     2,234,371
  Pooled separate accounts          91,271,829                 $   497,171                 $16,246,966   $15,885,307   $6,634,221
  Investment contracts              13,019,228                               $13,019,228
  Participant loans                  5,623,043
                                  ------------   -----------   -----------   -----------   -----------   -----------   ----------
Total investments                  190,687,836    80,773,736       497,171    13,019,228    16,246,966    15,885,307    6,634,221

Cash and invested cash (deficit)      (200,272)       10,751        (1,273)       (3,976)      (25,470)      (34,313)     (55,962)
Contributions receivable from
  Employer companies                10,433,284    10,433,284
                                  ------------   -----------   -----------   -----------   -----------   -----------   ----------
Net assets available for
  plan benefits                   $200,920,848   $91,217,771   $   495,898   $13,015,252   $16,221,496   $15,850,994   $6,578,259
                                  ============   ===========   ===========   ===========   ===========   ===========   ==========


                               INVESTMENT OPTIONS

DECEMBER 31, 2000                       7             8             9            10            11            12           13
ASSETS
Investments:
  Common stock
  Short-term investment fund
  Pooled separate accounts        $  1,051,874   $16,792,278   $ 1,749,030   $ 1,464,393   $12,198,448   $ 4,200,255   $5,664,549
  Investment contracts
  Participant loans
                                  ------------   -----------   -----------   -----------   -----------   -----------   ----------
Total investments                    1,051,874    16,792,278     1,749,030     1,464,393    12,198,448     4,200,255    5,664,549

Cash and invested cash (deficit)        (3,080)      (36,258)       (4,226)       (9,880)      (28,955)      (17,589)     (16,039)
Contributions receivable from
  Employer companies
                                  ------------   -----------   -----------   -----------   -----------   -----------   ----------
Net assets available for
  plan benefits                   $  1,048,794   $16,756,020   $ 1,744,804   $ 1,454,513   $12,169,493   $ 4,182,666   $5,648,510
                                  ============   ===========   ===========   ===========   ===========   ===========   ==========

                   THE LINCOLN NATIONAL LIFE INSURANCE COMPANY
                     AGENTS' SAVINGS AND PROFIT-SHARING PLAN

                    Notes to Financial Statements (continued)

4. INVESTMENT OPTIONS (CONTINUED)

The detail of the net assets available for plan benefits by investment option is as follows:

                               INVESTMENT OPTIONS

DECEMBER 31, 2000                    14          15           16           17           18            19            20
ASSETS
Investments:
 Common stock
 Short-term investment fund
 Pooled separate accounts         $ 90,099   $  63,818   $   136,781   $ 631,141   $   842,492   $ 2,722,037   $   440,072
 Investment contracts
 Participant loans
                                  --------   ---------   -----------   ---------   -----------   -----------   -----------
Total investments                   90,099      63,818       136,781     631,141       842,492     2,722,037       440,072

Cash and invested cash (deficit)       (25)       (922)       41,912      (1,212)       (1,141)       (7,930)       (1,610)
Contributions receivable from
 Employer companies
                                  --------   ---------   -----------   ---------   -----------   -----------   -----------
Net assets available for
 plan benefits                    $ 90,074   $  62,896   $   178,693   $ 629,929   $   841,351   $ 2,714,107   $   438,462
                                  ========   =========   ===========   =========   ===========   ===========   ===========



                               INVESTMENT OPTIONS

DECEMBER 31, 2000                    21          22           23           24           25            26             LOANS
ASSETS
Investments:
 Common stock
 Short-term investment fund
 Pooled separate accounts         $ 57,667   $ 682,160   $ 1,756,326   $  34,537   $ 1,247,036   $   183,171
 Investment contracts
 Participant loans                                                                                             $ 5,623,043
                                  --------   ---------   -----------   ---------   -----------   -----------   -----------
Total investments                   57,667     682,160     1,756,326      34,537     1,247,036       183,171     5,623,043

Cash and invested cash (deficit)      (228)     (1,780)       (3,825)      6,335        (3,329)         (247)
Contributions receivable from
 Employer companies
                                  --------   ---------   -----------   ---------   -----------   -----------   -----------
Net assets available for
 plan benefits                    $ 57,439   $ 680,380   $ 1,752,501   $  40,872   $ 1,243,707   $   182,924   $ 5,623,043
                                  ========   =========   ===========   =========   ===========   ===========   ===========

                   THE LINCOLN NATIONAL LIFE INSURANCE COMPANY
                     AGENTS' SAVINGS AND PROFIT-SHARING PLAN

                    Notes to Financial Statements (continued)

4. INVESTMENT OPTIONS (CONTINUED)

The detail of the net assets available for plan benefits by investment option is as follows:

                               INVESTMENT OPTIONS

DECEMBER 31, 1999                        TOTAL        1            2           3             4             5           6
ASSETS
Investments:
 Common stock                     $ 64,456,840   $64,456,840
 Short-term investment fund          1,924,477     1,924,477
 Pooled separate accounts           88,733,386                 $539,932                 $20,773,412   $16,082,430  $7,731,626
 Investment contracts               12,740,236                            $12,740,236
 Participant loans                   5,906,107
                                  ------------   -----------   --------   -----------   -----------   -----------  ----------
Total investments                  173,761,046    66,381,317    539,932    12,740,236    20,773,412    16,082,430   7,731,626

Accrued interest receivable             10,965        10,965
Cash and invested cash (deficit)      (340,844)                  (1,473)       (4,673)      (65,621)     (283,068)    195,707
Contributions receivable from
 Employer companies                  4,476,358     4,476,358
                                  ------------   -----------   --------   -----------   -----------   -----------  ----------
Net assets available for
 plan benefits                    $177,907,525   $70,868,640   $538,459   $12,735,563   $20,707,791   $15,799,362  $7,927,333
                                  ============   ===========   ========   ===========   ===========   ===========  ==========


                               INVESTMENT OPTIONS

DECEMBER 31, 1999                      7             8            9            10           11            12           13
ASSETS
Investments:
 Common stock
 Short-term investment fund
 Pooled separate accounts          $1,089,109   $17,868,439   $1,883,688   $1,206,774   $10,577,034   $4,880,194   $6,100,748
 Investment contracts
 Participant loans
                                   ----------   -----------   ----------   ----------   -----------   ----------   ----------
Total investments                   1,089,109    17,868,439    1,883,688    1,206,774    10,577,034    4,880,194    6,100,748

Accrued interest receivable
Cash and invested  cash (deficit)      (5,064)      (87,197)      (2,873)     (11,792)     (102,849)     (26,574)      53,895
Contributions receivable from
 Employer companies
                                   ----------   -----------   ----------   ----------   -----------   ----------   ----------
Net assets available for
 plan benefits                     $1,084,045   $17,781,242   $1,880,815   $1,194,982   $10,474,185   $4,853,620   $6,154,643
                                   ==========   ===========   ==========   ==========   ===========   ==========   ==========

DECEMBER 31, 1999                       LOANS
ASSETS
Investments:
 Common stock
 Short-term investment fund
 Pooled separate accounts
 Investment contracts
 Participant loans                 $5,906,107
                                   ----------
Total investments                   5,906,107

Accrued interest receivable
Cash and invested  cash (deficit)         738
Contributions receivable from
 Employer companies
                                   ----------
Net assets available for
 plan benefits                     $5,906,845
                                   ==========

                   THE LINCOLN NATIONAL LIFE INSURANCE COMPANY
                     AGENTS' SAVINGS AND PROFIT-SHARING PLAN

                    Notes to Financial Statements (continued)

4. INVESTMENT OPTIONS (CONTINUED)

The detail of the changes in net assets available for plan benefits by investment option is as follows:

                               INVESTMENT OPTIONS

DECEMBER 31, 2000                                TOTAL       1           2            3          4             5            6
INVESTMENT INCOME:
 Cash dividends                           $  2,028,687  $ 2,028,687
 Interest                                    1,433,454      134,262             $   793,109
                                          ------------  -----------   --------  -----------  -----------  -----------  -----------
 Total investment income                     3,462,141    2,162,949                 793,109
 Net realized gain on sale, distribution
   and forfeitures of investments:
     Common stock                            5,437,923    5,437,923
     Pooled separate accounts                5,757,246                $ 21,541               $ 1,303,926  $ 1,517,830  $   403,353
                                          ------------  -----------   --------  -----------  -----------  -----------  -----------
 Total realized gains                       11,195,169    5,437,923     21,541                 1,303,926    1,517,830      403,353
 Net unrealized appreciation
   (depreciation) of investments            (1,757,421)  10,023,056     18,507                (3,249,854)  (1,799,375)     (18,078)
 Contributions:
   Participant                               9,893,688    1,511,764     39,707      244,302    1,196,948    1,241,026      152,159
   Employer companies                       11,852,039   11,852,039
                                          ------------  -----------   --------  -----------  -----------  -----------  -----------
 Total contributions                        21,745,727   13,363,803     39,707      244,302    1,196,948    1,241,026      152,159

 Distributions to participants             (11,536,259)  (3,357,209)   (76,775)  (1,195,735)    (796,650)  (1,258,902)  (1,042,476)
 Administrative expenses                       (96,034)     (44,287)      (592)      (6,345)      (8,769)      (7,541)      (2,857)
 Net transfers                                           (7,237,104)   (44,949)     444,358   (2,931,896)     358,594     (841,175)
                                          ------------  -----------   --------  -----------  -----------  -----------  -----------
 Net increase (decrease) in net
   assets available for plan benefits       23,013,323   20,349,131    (42,561)     279,689   (4,486,295)      51,632   (1,349,074)
 Net assets available for plan
   benefits at beginning of the year       177,907,525   70,868,640    538,459   12,735,563   20,707,791   15,799,362    7,927,333
                                          ------------  -----------   --------  -----------  -----------  -----------  -----------
 Net assets available for plan
   benefits at end of the year            $200,920,848  $91,217,771   $495,898  $13,015,252  $16,221,496  $15,850,994  $ 6,578,259
                                          ============  ===========   ========  ===========  ===========  ===========  ===========

                               INVESTMENT OPTIONS

DECEMBER 31, 2000                             7           8           9           10          11           12          13
INVESTMENT INCOME:
 Cash dividends
 Interest
                                         ----------  -----------  ----------  ----------  -----------  ----------  -----------
 Total investment income
 Net realized gain on sale, distribution
   and forfeitures of investments:
     Common stock
     Pooled separate accounts            $   14,713  $ 1,229,294  $   86,997  $   44,150  $ 1,236,329  $  (76,604) $   128,917
                                         ----------  -----------  ----------  ----------  -----------  ----------  -----------
 Total realized gains                        14,713    1,229,294      86,997      44,150    1,236,329     (76,604)     128,917
 Net unrealized appreciation
   (depreciation) of investments             68,411   (2,940,788)    (82,209)     (9,815)  (2,207,548)   (205,129)    (102,201)
 Contributions:
   Participant                              120,709    1,590,112     280,168     272,153    1,226,453     759,178      822,253
   Employer companies
                                         ----------  -----------  ----------  ----------  -----------  ----------  -----------
 Total contributions                        120,709    1,590,112     280,168     272,153    1,226,453     759,178      822,253

 Distributions to participants             (109,399)  (1,106,048)    (89,111)    (87,665)    (854,425)   (266,771)    (313,815)
 Administrative expenses                       (899)      (8,594)     (1,546)     (1,476)      (6,810)     (3,161)      (2,735)
 Net transfers                             (128,786)     210,802    (330,310)     42,184    2,301,309    (878,467)  (1,038,552)
                                         ----------  -----------  ----------  ----------  -----------  ----------  -----------
 Net increase (decrease) in net
   assets available for plan benefits       (35,251)  (1,025,222)   (136,011)    259,531    1,695,308    (670,954)    (506,133)
 Net assets available for plan
   benefits at beginning of the year      1,084,045   17,781,242   1,880,815   1,194,982   10,474,185   4,853,620    6,154,643
                                         ----------  -----------  ----------  ----------  -----------  ----------  -----------

 Net assets available for plan
   benefits at end of the year           $1,048,794  $16,756,020  $1,744,804  $1,454,513  $12,169,493  $4,182,666  $ 5,648,510
                                         ==========  ===========  ==========  ==========  ===========  ==========  ===========

                   THE LINCOLN NATIONAL LIFE INSURANCE COMPANY
                     AGENTS' SAVINGS AND PROFIT-SHARING PLAN

                    Notes to Financial Statements (continued)

4. INVESTMENT OPTIONS (CONTINUED)

                               INVESTMENT OPTIONS

DECEMBER 31, 2000                            14         15         16          17          18           19           20
INVESTMENT INCOME:
 Cash dividends
 Interest
                                          --------   --------   ---------   ---------   ---------   -----------   ---------
 Total investment income
 Net realized gain on sale, distribution
   and forfeitures of investments:
     Common stock
     Pooled separate accounts                        $   (641)  $   3,711   $  (6,703)  $    (781)  $  (124,440)  $    (916)
                                          --------   --------   ---------   ---------   ---------   -----------   ---------
 Total realized gains                                    (641)      3,711      (6,703)       (781)     (124,440)       (916)
 Net unrealized appreciation
   (depreciation) of investments          $    641     (2,725)      6,149     (58,855)    (43,355)     (503,683)      7,009
 Contributions:
   Participant                                          1,895       7,643      43,218      27,731       109,244      20,373
   Employer companies
                                          --------   --------   ---------   ---------   ---------   -----------   ---------
 Total contributions                                    1,895       7,643      43,218      27,731       109,244      20,373
 Distributions to participants                         (7,718)    (17,167)    (16,541)    (37,075)      (13,546)    (16,738)
 Administrative expenses                        (3)        (2)         (6)        (73)        (79)         (102)        (15)
 Net transfers                              89,436     72,087     178,363     668,883     894,910     3,246,634     428,749
                                          --------   --------   ---------   ---------   ---------   -----------   ---------
 Net increase (decrease) in net
   assets available for plan benefits       90,074     62,896     178,693     629,929     841,351     2,714,107     438,462
 Net assets available for plan
   benefits at beginning of the year
                                          --------   --------   ---------   ---------   ---------   -----------   ---------
 Net assets available for plan
   benefits at end of the year            $ 90,074   $ 62,896   $ 178,693   $ 629,929   $ 841,351   $ 2,714,107   $ 438,462
                                          ========   ========   =========   =========   =========   ===========   =========

                               INVESTMENT OPTIONS

DECEMBER 31, 2000                            21          22          23          24           25           26             LOANS
INVESTMENT INCOME:
 Cash dividends
 Interest                                                                      $  6,360                             $   499,723
                                          --------   ---------   -----------   --------   -----------   ---------   -----------
 Total investment income                                                          6,360                                 499,723

 Net realized gain on sale, distribution
   and forfeitures of investments:
     Common stock
     Pooled separate accounts             $     43   $  (4,893)  $    (4,698)             $    (7,822)  $  (6,060)
                                          --------   ---------   -----------   --------   -----------   ---------   -----------
 Total realized gains                           43      (4,893)       (4,698)                  (7,822)     (6,060)
 Net unrealized appreciation
   (depreciation) of investments            (5,227)    (68,423)     (346,155)     2,646      (236,130)     (4,290)
Contributions:
   Participant                               1,674      25,525       105,254      5,905        59,534      28,760
   Employer companies
                                          --------   ---------   -----------   --------   -----------   ---------   -----------
 Total contributions                         1,674      25,525       105,254      5,905        59,534      28,760
 Distributions to participants             (17,705)      2,907        (3,953)        (4)      (64,585)     (5,628)     (783,525)
 Administrative expenses                        (3)        (24)          (63)        (1)          (44)         (7)
 Net transfers                              78,657     725,288     2,002,116     25,966     1,492,754     170,149
                                          --------   ---------   -----------   --------   -----------   ---------   -----------
 Net increase (decrease) in net
   assets available for plan benefits       57,439     680,380     1,752,501     40,872     1,243,707     182,924      (283,802)
 Net assets available for plan
   benefits at beginning of the year                                                                                  5,906,845
                                          --------   ---------   -----------   --------   -----------   ---------   -----------
 Net assets available for plan
   benefits at end of the year            $ 57,439   $ 680,380   $ 1,752,501   $ 40,872   $ 1,243,707   $ 182,924   $ 5,623,043
                                          ========   =========   ===========   ========   ===========   =========   ===========

                   THE LINCOLN NATIONAL LIFE INSURANCE COMPANY
                     AGENTS' SAVINGS AND PROFIT-SHARING PLAN

                    Notes to Financial Statements (continued)

4. INVESTMENT OPTIONS (CONTINUED)

The detail of the changes in net assets available for plan benefits by investment option is as follows:

                               INVESTMENT OPTIONS

DECEMBER 31, 1999                               TOTAL       1          2            3           4             5            6
INVESTMENT INCOME:
 Cash dividends                          $  1,687,397  $ 1,687,397
 Interest                                   1,320,538      122,244             $   702,338
                                         ------------  -----------  ---------  -----------  -----------  -----------  -----------
 Total investment income                    3,007,935    1,809,641                 702,338
 Net realized gain on sale, distribution
   and forfeitures of investments:
     Common stock                           6,821,567    6,821,567
     Pooled separate accounts               5,564,689               $  20,165               $ 1,497,091  $   818,413  $   163,220
                                         ------------  -----------  ---------  -----------  -----------  -----------  -----------
 Total realized gains                      12,386,256    6,821,567     20,165                 1,497,091      818,413      163,220
 Net unrealized appreciation
   (depreciation) of investments            3,941,598   (8,408,405)   (28,592)                2,176,065    4,156,004      127,526
 Contributions:
   Participant                             12,044,177    2,084,402    132,500    1,157,823    1,619,112    1,201,052      498,500
   Employer companies                       5,829,738    5,829,738
                                         ------------  -----------  ---------  -----------  -----------  -----------  -----------
 Total contributions                       17,873,915    7,914,140    132,500    1,157,823    1,619,112    1,201,052      498,500
 Distributions to participants            (14,645,718)  (5,762,669)    (4,136)  (1,726,040)  (1,715,157)    (766,649)  (1,592,075)
 Administrative expenses                     (107,948)     (56,208)      (900)      (7,433)     (11,663)      (5,686)      (3,844)
 Net transfers                                          (2,580,629)  (407,301)     527,836   (1,167,320)  (1,108,414)   5,088,828
                                         ------------  -----------  ---------  -----------  -----------  -----------  -----------
 Net increase (decrease) in net
   assets available for plan benefits      22,456,038     (262,563)  (288,264)     654,524    2,398,128    4,294,720    4,282,155
 Net assets available for plan
   benefits at beginning of the year      155,451,487   71,131,203    826,723   12,081,039   18,309,663   11,504,642    3,645,178
                                         ------------  -----------  ---------  -----------  -----------  -----------  -----------
 Net assets available for plan
   benefits at end of the year           $177,907,525  $70,868,640  $ 538,459  $12,735,563  $20,707,791  $15,799,362  $ 7,927,333
                                         ============  ===========  =========  ===========  ===========  ===========  ===========

                               INVESTMENT OPTIONS

DECEMBER 31, 1999                            7           8            9          10           11           12          13
INVESTMENT INCOME:
 Cash dividends
 Interest
                                         ----------  -----------  ----------  ----------  -----------  ----------  ----------
 Total investment income
 Net realized gain on sale, distribution
   and forfeitures of investments:
     Common stock
     Pooled separate accounts            $   33,722  $ 1,280,657  $  112,210  $   37,978  $ 1,137,622  $  408,417  $   55,194
                                         ----------  -----------  ----------  ----------  -----------  ----------  ----------
 Total realized gains                        33,722    1,280,657     112,210      37,978    1,137,622     408,417      55,194
 Net unrealized appreciation
   (depreciation) of investments            (79,529)   2,774,181     138,663     (16,792)   3,006,593    (613,836)    709,720
 Contributions:
   Participant                              139,297    1,660,156     341,374     329,419      987,954     998,707     893,881
   Employer companies
                                         ----------  -----------  ----------  ----------  -----------  ----------  ----------
 Total contributions                        139,297    1,660,156     341,374     329,419      987,954     998,707     893,881
 Distributions to participants             (118,134)  (1,368,682)   (243,086)   (140,694)    (424,605)   (683,191)   (303,898)
 Administrative expenses                     (1,507)      (7,608)     (1,833)     (2,055)      (3,047)     (3,299)     (2,865)
 Net transfers                             (122,299)     238,065     133,951    (293,115)     645,436    (500,655)   (454,408)
                                         ----------  -----------  ----------  ----------  -----------  ----------  ----------
 Net increase (decrease) in net
   assets available for plan benefits      (148,450)   4,576,769     481,279     (85,259)   5,349,953    (393,857)    897,624
 Net assets available for plan
   benefits at beginning of the year      1,232,495   13,204,473   1,399,536   1,280,241    5,124,232   5,247,477   5,257,019
                                         ----------  -----------  ----------  ----------  -----------  ----------  ----------
 Net assets available for plan
   benefits at end of the year           $1,084,045  $17,781,242  $1,880,815  $1,194,982  $10,474,185  $4,853,620  $6,154,643
                                         ==========  ===========  ==========  ==========  ===========  ==========  ==========
DECEMBER 31, 1999                             LOANS
INVESTMENT INCOME:
 Cash dividends
 Interest                                $  495,956
                                         ----------
 Total investment income                    495,956
 Net realized gain on sale, distribution
   and forfeitures of investments:
     Common stock
     Pooled separate accounts
                                         ----------
 Total realized gains
 Net unrealized appreciation
   (depreciation) of investments
 Contributions:
   Participant
   Employer companies
                                         ----------
 Total contributions
 Distributions to participants              203,298
 Administrative expenses
 Net transfers                                   25
                                         ----------
 Net increase (decrease) in net
   assets available for plan benefits       699,279
 Net assets available for plan
   benefits at beginning of the year      5,207,566
                                         ----------
 Net assets available for plan
   benefits at end of the year           $5,906,845
                                         ==========

                   THE LINCOLN NATIONAL LIFE INSURANCE COMPANY
                     AGENTS' SAVINGS AND PROFIT-SHARING PLAN

                    Notes to Financial Statements (continued)

4. INVESTMENT OPTIONS (CONTINUED)

The detail of the changes in net assets available for plan benefits by investment option is as follows:

                               INVESTMENT OPTIONS

DECEMBER 31, 1998                               TOTAL       1          2           3           4            5            6
INVESTMENT INCOME:
 Cash dividends                          $  1,639,615  $ 1,639,615
 Interest                                     996,233      126,274            $   653,432
                                         ------------  -----------  --------  -----------  -----------  -----------  ----------
 Total investment income                    2,635,848    1,765,889                653,432
 Net realized gain on sale, distribution
   and forfeitures of investments:
     Common stock                           2,636,667    2,636,667
     Pooled separate accounts               2,122,479               $ 49,765               $   699,872  $   367,765  $  131,980
                                         ------------  -----------  --------  -----------  -----------  -----------  ----------
 Total realized gains                       4,759,146    2,636,667    49,765                   699,872      367,765     131,980
 Net unrealized appreciation
   (depreciation) of investments            8,990,405      471,672    14,412                 2,231,163    1,741,637      (3,455)
 Contributions:
   Participant                             11,249,342    1,774,165    52,317      351,590    1,648,079    1,268,764     372,083
   Employer companies                       4,436,110    4,436,110
                                         ------------  -----------  --------  -----------  -----------  -----------  ----------
 Total contributions                       15,685,452    6,210,275    52,317      351,590    1,648,079    1,268,764     372,083
 Distributions to participants            (11,405,338)  (4,446,390)   (9,056)  (1,787,303)  (1,490,497)    (524,278)   (448,308)
 Administrative expenses                     (100,648)     (55,518)     (848)      (7,090)     (11,076)      (5,520)     (2,072)
 Net transfers                                          (3,258,640)  296,458    1,877,179     (489,760)  (1,172,134)    965,658
                                         ------------  -----------  --------  -----------  -----------  -----------  ----------
 Net increase in net assets
   available for plan benefits             20,564,865    3,323,955   403,048    1,087,808    2,587,781    1,676,234   1,015,886
 Net assets available for plan
   benefits at beginning of the year      134,886,622   67,807,248   423,675   10,993,231   15,721,882    9,828,408   2,629,292
                                         ------------  -----------  --------  -----------  -----------  -----------  ----------
 Net assets available for plan
   benefits at end of the year           $155,451,487  $71,131,203  $826,723  $12,081,039  $18,309,663  $11,504,642  $3,645,178
                                         ============  ===========  ========  ===========  ===========  ===========  ==========

                               INVESTMENT OPTIONS

DECEMBER 31, 1998                            7           8            9           10         11          12          13
INVESTMENT INCOME:
 Cash dividends
 Interest
                                         ----------  -----------  ----------  ----------  ----------  ----------  ----------
 Total investment income
 Net realized gain on sale, distribution
   and forfeitures of investments:
     Common stock
     Pooled separate accounts            $   46,160  $   584,743  $   28,588  $   39,390  $  127,318  $  152,507  $ (105,609)
                                         ----------  -----------  ----------  ----------  ----------  ----------  ----------
 Total realized gains                        46,160      584,743      28,588      39,390     127,318     152,507    (105,609)
 Net unrealized appreciation
   of investments                            51,305    2,647,588     113,691      34,018     605,242     469,198     613,934
 Contributions:
   Participant                              196,693    1,540,806     313,928     410,896   1,072,488   1,089,923   1,157,610
   Employer companies
                                         ----------  -----------  ----------  ----------  ----------  ----------  ----------
 Total contributions                        196,693    1,540,806     313,928     410,896   1,072,488   1,089,923   1,157,610
 Distributions to participants             (214,675)    (912,062)   (101,930)    (49,831)   (147,455)   (256,067)   (255,782)
 Administrative expenses                     (1,053)      (6,500)     (1,116)     (2,029)     (2,283)     (2,870)     (2,673)
 Net transfers                              277,994      181,922     350,389    (278,899)    198,264     438,882    (153,674)
                                         ----------  -----------  ----------  ----------  ----------  ----------  ----------
 Net increase in net assets
   available for plan benefits              356,424    4,036,497     703,550     153,545   1,853,574   1,891,573   1,253,806
 Net assets available for plan
   benefits at beginning of the year        876,071    9,167,976     695,986   1,126,696   3,270,658   3,355,904   4,003,213
                                         ----------  -----------  ----------  ----------  ----------  ----------  ----------
 Net assets available for plan
   benefits at end of the year           $1,232,495  $13,204,473  $1,399,536  $1,280,241  $5,124,232  $5,247,477  $5,257,019
                                         ==========  ===========  ==========  ==========  ==========  ==========  ==========
DECEMBER 31, 1998                             LOANS
INVESTMENT INCOME:
 Cash dividends
 Interest                                $  216,527
                                         ----------
 Total investment income                    216,527
 Net realized gain on sale, distribution
   and forfeitures of investments:
     Common stock
     Pooled separate accounts
                                         ----------
 Total realized gains
 Net unrealized appreciation
   of investments
 Contributions:
   Participant
   Employer companies
                                         ----------
 Total contributions
 Distributions to participants             (761,704)
 Administrative expenses
 Net transfers                              766,361
                                         ----------
 Net increase in net assets
   available for plan benefits              221,184
 Net assets available for plan
   benefits at beginning of the year      4,986,382
                                         ----------
 Net assets available for plan
   benefits at end of the year           $5,207,566
                                         ==========

                   THE LINCOLN NATIONAL LIFE INSURANCE COMPANY
                     AGENTS' SAVINGS AND PROFIT-SHARING PLAN

                    Notes to Financial Statements (continued)

4. INVESTMENT OPTIONS (CONTINUED)

Information with respect to investment options is as follows:

Option   Description of Investment Option
------   --------------------------------

   1 LNC Common Stock Fund, which invests exclusively in the stock of LNC. However, some funds may be invested in the Wells Fargo Bank Short-Term Investment Fund until the LNC stock can be purchased.

   2 Government Bond Fund (SA#26), which invests primarily in fixed income securities backed by the United States government that will mature in 3 to 5 years.

   3 Guaranteed Fund, which invests primarily in high-quality bonds and mortgages. The account's balances are backed by the general assets of Lincoln Life.

   4 Core Equity Fund (SA#11), which invests primarily in large capitalization stocks of well-established companies.

   5 Medium Capitalization Equity Fund (SA#17), which invests primarily in medium-sized companies.

   6 Short-Term Fund (SA#14), which invests in high quality money market securities that include commercial paper, bankers acceptances, certificates of deposit, loan participation and short-term U.S. government debt.

   7 Government/Corporate Bond Fund (SA#12), which invests primarily in U.S. government and high-quality corporate bonds and securities.

   8 Large Capitalization Equity Fund (SA#23), which invests primarily in high-risk common stocks which have the potential for a significant appreciation in value within 18 months from the date of purchase.

   9 Balanced Fund (SA#21), which invests in three different asset classes: stocks, bonds and money market instruments, which provides growth through the stock portion and reduced risk through the bond and money market portion.

   10 High Yield Bond Fund (SA#20), which invests primarily in below-investment-grade bonds, providing higher rates of return to compensate higher risk.

   11 Small Capitalization Equity Fund (SA#24), which invests primarily in the stock of new, rapid growth companies.

   12 Value Equity Fund (SA#28), which invests primarily in large capitalization stocks of undervalued companies that are industry leaders.

   13 International Equity Fund (SA#22), which invests primarily in stocks of non-United States companies.

   14 Conservative Balanced Account (SA#30), which invests in three different asset classes with a bias towards fixed-income investments and some equity exposure. The emphasis is on maximum long-term return.

                   THE LINCOLN NATIONAL LIFE INSURANCE COMPANY
                     AGENTS' SAVINGS AND PROFIT-SHARING PLAN

                    Notes to Financial Statements (continued)

4. INVESTMENT OPTIONS (CONTINUED)

   15 Aggressive Balanced Fund (SA#32), which invests in three different asset classes with a bias towards equities. The emphasis is on maximum long-term total return.

   16 Delaware Growth and Income Fund (SA#61), which invests in large-capitalization/value securities and seeks to provide high returns with reduced risk over the long term.

   17 Equity 500 Index Fund (SA#27), which invests in large cap/blend equities and seeks to provide maximum long-term total return.

   18 VIP II Contrafund (SA#35), which seeks diversified capital appreciation by investing in VIP II Contrafund Portfolio.

   19 Janus Fund (SA#42), which seeks to provide long-term growth of capital in a manner consistent with preservation of capital by investing in the Janus Fund which has an emphasis on large-cap/growth securities.

   20 Mid-Cap Value Fund (SA#38), which seeks capital growth by investing in AMT Partners Portfolio which has an aggressive growth investment style.

   21 Social Awareness Fund (SA#33), which seeks capital growth and social responsibility by investing in the Social Awareness Portfolio.

   22 T. Rowe Price International Equity Fund (SA#45), which seeks to provide long-term growth of capital by investing in non-U.S. large cap/growth and value-blend securities.

   23 Global Growth Fund (SA#34), which seeks long-term growth of capital by investing in the Janus Aspen Series Worldwide Growth Portfolio.

   24 Delaware Global Bond Fund (SA#60), which seeks to provide high total return with reduced risk over the long term by investments in high-quality global fixed income/intermediate-term maturities.

   25 Mid-Cap Growth Fund (SA#37), which seeks growth of capital by investing in the AMT Mid-Cap Growth Portfolio.

   26 Deutsche VIT Small Cap Index Fund (SA#36), which seeks to reflect Russell 2000 performance by investing in the Small Cap Index Portfolio.

At December 31, 2000, the fair value of LNC common stock in the LNC Common Stock Fund not subject to participant direction was $13,458,714.

The information as to the number of participants selecting each investment option is not readily available. Beginning January 1, 1994, the Plan began offering investment options 9 through 13 noted above to participants. During 2000, the Plan also began offering investment options 14 through 26. Investment options 2 and 4 through 26 are invested in pooled separate accounts of Lincoln Life through a group annuity contract issued by Lincoln Life.

Interest charged on new loans to participants is established monthly based upon the prime rate plus 1%. Loans may be repaid over any period selected by the participant up to a maximum repayment period of 5 years except that the maximum repayment period may be 20 years for the purchase of a principal residence.

                   THE LINCOLN NATIONAL LIFE INSURANCE COMPANY
                     AGENTS' SAVINGS AND PROFIT-SHARING PLAN

                    Notes to Financial Statements (continued)

5. INCOME TAX STATUS

The Internal Revenue Service ruled on February 9, 1995 that the Plan qualifies under Section 401(a) of the Internal Revenue Code ("IRC") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan's administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

6. TAX IMPLICATIONS TO PARTICIPANTS

There are no income tax consequences to participants arising from their pre-tax contributions, the Employer's contributions, and income earned in the Plan until actual distribution or withdrawal from the Plan. The tax basis of securities distributed to the participant is provided by the Lincoln National Corporation Benefits Investment Committee.

7. TRANSACTIONS WITH PARTIES-IN-INTEREST

The Plan has investments in common stock of LNC and in pooled separate accounts and investment contracts with Lincoln Life. Lincoln Life charges the Plan for certain administrative expenses including trustee and audit fees. Total administrative expenses charged were $96,034, $107,948 and $100,648 in 2000, 1999 and 1998, respectively.

8. CONCENTRATIONS OF CREDIT RISKS

The Plan has investments in common stock of LNC, pooled separate accounts, and unallocated investment contracts with Lincoln Life of $78,539,365, $91,271,829, and $13,019,228 respectively, at December 31, 2000 (39.1%, 45.4% and 6.5% of net
assets, respectively). LNC and Lincoln Life operate predominately in the insurance and investment management industries.

                                    SIGNATURE





THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.





March 29, 2001                                By  /s/ George E. Davis
                                                  -------------------
                                                  George E. Davis
                                                  Administrator





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